

October 27, 2011

Via Facsimile
Raul Goncalves Pinheiro
President
Auto Home Lock, Inc.
Rua Presidente Lincoln 218
Atibaia
Sao Paulo, Brazil 12945-040

> **Re: Auto Home Lock, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 12, 2011**
> **File No. 333-175792**

Dear Mr. Pinheiro:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please revise the cover page to remove the reference to the unidentified acquaintance.

Use of Proceeds, page 18

2.   We note your revised disclosure in response to prior comment 6. Please explain to us how the loan commitment from your president would be sufficient to cover the expenses necessary to meet your reporting obligations for the next twelve months. We may have additional comment after reviewing your response.

Financial Statements, page 28

3.   Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Consent of Independent Registered Public Accounting Firm – Exhibits 23

4.   To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

Exhibit 20

5.   Your response to prior comment 7 does not explain why the funds cannot be deposited into an account bearing the company's name as opposed to that of your president's name. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Raul Goncalves Pinheiro
Auto Home Lock, Inc.
October 27, 2011
Page 3

      You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at 202-551-6262 or me at 202-551-3528 with any other questions.

                               Sincerely,

                               /s/ Amanda Ravitz

                               Amanda Ravitz
                               Assistant Director

cc (via facsimile): Thomas E. Puzzo, Esq.